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                                  UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                   SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. 0)*

                                     IMAGING3, INC.
                                   (Name of Issuer)

                        COMMON STOCK, $0.0001 PAR VALUE PER SHARE
                            (Title of Class of Securities)

                                    45248 F 10 3
                                   (CUSIP Number)

                              Paul Michael Vuksich, Esq.
                             582 Market Street, Suite 2001
                            San Francisco, California 94104
                                   (415) 788-7045
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                  January 24, 2013
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act)or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  45248 F 10 3

  1. Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons entities only)

            Vuksich, John M.

  2. Check the Appropriate Box if a Member of a Group
(a)  [ ]
(b)  [ ]

  3. SEC Use Only


  4. Source of Funds

            N/A

  5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)or 2(e) [ ]

  6. Citizenship or Place of Organization

            U.S.

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person
With

  7.    Sole Voting Power

              See Item 5.


  8.    Shared Voting Power

              See Item 5.

  9.    Sole Dispositive Power

              See Item 5.


10.    Shared Dispositive Power

              See Item 5.

11. Aggregate Amount Beneficially Owned by Each Reporting Person

               See Item 5.


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]


13. Percent of Class Represented by Amount of Row (11)

            See Item 5.

14. Type of Reporting Person

            IN

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.0001 par value, of Imaging3, Inc., a California corporation (Company. The address of the principal executive office of the Company is 3200 West Valhalla Drive, Burbank, California 91505.

Item 2. Identity and Background.

John M. Vuksich a shareholder of the Company. His address is c/o
Paul Michael Vuksich, 582 Market Street, Suite 2001, San Francisco,
CA 94104.

During the last five years, Mr. Vuksich has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.

During the last five years, Mr. Vuksich has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

Mr. Vuksich is a citizen of the United States of America.

Item 3.Source and Amount of Funds or Other Consideration.

None

Item 4. Purpose of Transaction.

See Item 5.

Item 5. Interest in Securities of Imaging3, Inc.

     (a) On January 24, 2013, the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

     (b) Not applicable.

     (c) Please see Items 3 and 4 above.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Imaging3, Inc.

     None

Item 7. Exhibits

     None

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2015

By: /s/ John M. Vuksich
        John M. Vuksich